Filed by: Open Joint Stock Company Vimpel-Communications

pursuant to Rule 425 of the Securities Act of 1933

Subject Company: Open Joint Stock Company Vimpel-Communications

Commission File No.: 333-164770

On March 18, 2010, VimpelCom published its fourth quarter and full-year 2009 earnings release and presentation to investors and conducted a teleconference. Copies of the earnings release and the presentation and excerpts from the transcript of the teleconference follow:

Moscow and New York (March 18, 2010) - Open Joint Stock Company “Vimpel-Communications” (“VimpelCom” or the “Company”) (NYSE: VIP), a leading international provider of telecommunications services operating in Russia, the Commonwealth of Independent States (CIS) and South-East Asia, today announced its operating and financial results for the quarter and year ended December 31, 2009.

The Company changed its reporting currency from the US dollar to the Russian ruble effective as of January 1, 2009. The Company presented certain financial information for the first three quarters of 2009 in Russian rubles.

Following the plans announced in October 2009 by the Company’s two strategic shareholders to combine their holdings under a new company, VimpelCom Ltd., and in connection with regulatory filings relating to that transaction, the Company decided to change its reporting currency to the US dollar. The audited consolidated financial statements for the year ended December 31, 2009 are prepared in US dollars. Amounts included in quarterly financial statements for the first three quarters of 2009 were recast using the current rate method of currency translation as though the US dollar was the reporting currency in those periods. Financial information in this press release is presented in US dollars for the consolidated Group and in functional currencies for Russia and the CIS countries.

Although Georgia is no longer a member of the CIS, consistent with our historical reporting practice we continue to include Georgia in our CIS reporting segment.

2009 Highlights and Recent Developments

Operational

•	3.6 million new mobile subscribers, with the total subscriber base up to 64.6 million

•	2.3 million broadband subscribers, an 85% growth year-on-year

•	3G networks rollout in Russia on schedule, all current license requirements fulfilled

•	Launch of operations in Cambodia and Vietnam under Beeline brand

Financial

•

Revenues of $8.7 billion and OIBDA* of $4.3 billion, 14% and 12% down year-on-year, respectively. In ruble terms, revenues of 275.2 billion and OIBDA of 135.2 billion, 10% and 12% increase year-on-year

•	Full-year consolidated ruble revenues in Russia increased 10% year-on-year and reached 235.4 billion rubles

•	Substantially improved consolidated fixed and mobile margin of 49.1% compared to 48.0% in 2008

•	Free cash flow amounted to $2.7 billion after $0.8 billion spent on Capex

•	Net income attributable to VimpelCom of $1.1 billion or 114% increase year-on-year

•	Basic EPS up 110% year-on-year to $21.71 ($1.09 per ADS)

•	Net debt decreased to $5.9 billion bringing the Net Debt/OIBDA ratio to 1.4

Other

•	Interim dividend of $0.32 per ADS was paid out
•

Strategic shareholders initiated the process of combining their stakes in VimpelCom and Kyivstar in a new company, VimpelCom Ltd., and launched a public exchange offer for all of VimpelCom’s outstanding shares

*	Here and thereafter refers to adjusted OIBDA (See definition)

Commenting on the performance of the Company, Boris Nemsic, Chief Executive Officer of VimpelCom, said, “By the end of 2008, in the depths of the global macroeconomic crisis, we took decisive actions to address the market uncertainties. We committed to our shareholders that we would preserve cash, improve liquidity, control costs, and integrate the newly acquired fixed-line business, all while maintaining our leading market positions. I am very pleased that we have delivered on each of these commitments, which is clearly demonstrated by our full-year results.

The growth in our mobile subscriber base to over 64.6 million customers was good especially in light of the high penetration in our markets. Moreover, subscriber growth did not come at the expense of subscriber quality and profitability, as we improved our consolidated fixed and mobile OIBDA margins to more than 49% on average for the year. Furthermore, our focus on operational excellence and profitability resulted in a record $3.5 billion of operational cash flow, allowing us to substantially improve our liquidity and pay dividends. We paid out a dividend of $0.32 per ADS based on the Company’s operating results for the first nine months of 2009, while substantially reducing our net debt to a comfortably manageable $5.9 billion, a 22% reduction compared to December 31, 2008.

Finally, our strategic shareholders recently took another important step toward positioning VimpelCom as a global player in the telecommunications industry by launching an exchange offer through VimpelCom Ltd., which if completed, will combine VimpelCom with Kyivstar, the largest mobile operator in Ukraine. We believe that this transaction will support our strategic objectives and create value for the Company’s stakeholders. The Company’s Board of Directors unanimously recommended that the Company’s shareholders and holders of American depositary shares exchange their Company shares and ADSs for VimpelCom Ltd. depositary shares in the exchange offer launched by VimpelCom Ltd”.

Key Consolidated Financial and Operating Results*

CONSOLIDATED OPERATIONS (US$, millions)	4Q‘09	4Q‘08	4Q‘09/ 4Q ‘08	3Q‘09	4Q‘09/ 3Q ‘09	2009	2008**	2009/ 2008
Net operating revenues	2,309	2,555	-9.6%	2,276	1.4%	8,703	10,117	-14.0%
Adjusted OIBDA	1,088	1,124	-3.2%	1,148	-5.2%	4,272	4,860	-12.1%
Adjusted OIBDA margin, %	47.1%	44.0%		50.4%		49.1%	48.0%
Operating income	608	208	192.3%	711	-14.5%	2,578	2,536	1.7%
Operating income margin, %	26.3%	8.1%		31.2%		29.6%	25.1%
SG&A	680	787	-13.6%	599	13.5%	2,390	2,839	-15.8%
including Sales & Marketing Expenses	218	285	-23.5%	184	18.5%	727	929	-21.7%
including General & Administrative Costs	462	502	-8.0%	415	11.3%	1,663	1,910	-12.9%
SG&A percentage	29.4%	30.8%		26.3%		27.5%	28.1%
Net income (loss) attributable to VimpelCom	283	-816	n/a	433	-34.6%	1,122	524	114.1%
Net income (loss) attributable to VimpelCom per common share, basic, (US$)	5.47	-16.12		8.36		21.71	10.32
Net income (loss) attributable to VimpelCom per ADS equivalent, basic, (US$)	0.27	-0.81		0.42		1.09	0.52
Capital expenditures	422.7	855.5	-50.6%	123.2	243.1%	814.1	2,570.8	-68.3%
Mobile subscribers (‘000) ***	64,596	61,029	5.8%	65,358	-1.2%	64,596	61,029	5.8%
Broadband subscribers (‘000)	2,257	1,221	84.8%	1,930	16.9%	2,257	1,221	84.8%

*	See definitions in Attachment A. References to “year-on-year” are to comparisons of 4Q09 vs. 4Q08, while references to “quarter-on-quarter” are to 4Q09 vs. 3Q09.
**	2008 results include only 10 months of consolidation of Golden Telecom’s operations.
***	In 3Q09 we reported 95 thousands as active subscribers in Cambodia which was calculated on a one month basis. Starting from 4Q09 we will report active subscriber base in Cambodia calculated on a three month basis.

Net operating revenues 4Q ‘09**** (US$ millions)	Russia	CIS	SEA	Eliminations	Total
Mobile business	1,671	284	2	-2	1,955
Fixed-line business	458	67	0	-18	507
Eliminations	-133	-9	0	-11	-153
Total net operating revenue	1,996	342	2	-31	2,309

****	Due to the increasing integration between different parts of our business, we include inter-company transactions in the reported revenues of geographic and business segments and indicate the amount of inter-company eliminations within and between the segments.

The quarterly net operating revenues increased by 1.4% quarter-on-quarter, reflecting seasonality supported by favorable exchange rate dynamics. Full-year revenues amounted to $8.7 billion, demonstrating the robustness of our core business and our ability to maintain our market positions.

Our continuous efforts on cost optimization, price rebalancing and streamlining integration resulted in more than one percentage point improvement of the full-year consolidated fixed and mobile OIBDA margin, which reached 49.1%. The fourth quarter OIBDA margin, despite being seasonally affected, showed substantial improvement when compared to the fourth quarter of the previous year.

A consistent focus on cash generation and working capital optimization helped us to achieve a record $3.5 billion of operational cash flow, which is $100 million higher than reported a year ago.

Capital expenditures in 2009 were significantly lower than in the previous year, utilizing massive investments made in 2007-2008, including the acquisition of Golden Telecom’s networks, and meeting the overall level of demand throughout 2009. In 2010, we intend to increase our capital expenditures compared with the 2009 level and plan to invest approximately 15-20% of our revenues.

During the fourth quarter we repaid in total $742 million of debt including a $315 million bond buy-back we completed in October 2009. Our net debt declined by $1.6 billion in 2009 and reached $5.9 billion at the end of the year.

Our net income attributable to VimpelCom amounted to $283 million for the fourth quarter and $1.1 billion for the full year 2009, which is 114.1% more than we reported in 2008.

Russia - Financial and Operating Results

RUSSIA (RUR millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	58,819	58,809	0.0%	61,211	-3.9%	235,438	214,136	9.9%
Adjusted OIBDA	27,725	25,849	7.3%	30,951	-10.4%	116,181	104,426	11.3%
Adjusted OIBDA margin, %	47.1%	44.0%		50.6%		49.3%	48.8%
Operating income	17,393	7,847	121.7%	20,724	-16.1%	76,410	60,489	26.3%
Operating income margin, %	29.6%	13.3%		33.9%		32.5%	28.2%
SG&A	17,033	18,198	-6.4%	15,644	8.9%	63,030	59,424	6.1%
including Sales & Marketing Expenses	5,862	6,706	-12.6%	4,940	18.7%	20,013	19,720	1.5%
including General & Administrative Costs	11,171	11,492	-2.8%	10,704	4.4%	43,017	39,704	8.3%
SG&A percentage	29.0%	30.9%		25.6%		26.8%	27.8%
Net income (loss) attributable to VimpelCom	9,267	-12,132	n/a	13,754	-32.6%	38,133	19,713	93.4%

Our quarterly net operating revenues in Russia amounted to 58.8 billion rubles. The quarterly dynamics reflect seasonality, with revenues in local currency declining by 3.9% quarter-on-quarter. Overall, our full-year 2009 consolidated fixed and mobile revenues in Russia increased by 9.9% in ruble terms, when compared to 2008.

In the mobile segment, our quarterly ruble revenues remained flat when compared to the fourth quarter of 2008. Full year mobile revenues were up 7.0%. We also saw an increase in revenues from value added services driven by demand for infotainment and mobile data. Minutes of use increased in the past three quarters supporting our view that voice traffic continues to be one of the key drivers of revenue growth. In our marketing activities we aim to maintain pricing discipline and be competitive in every segment of the mobile market.

We achieved a mobile OIBDA margin of 49.3% in the fourth quarter of 2009, which is 2.5 percentage points higher than reported in the fourth quarter of 2008. In ruble terms, our quarterly mobile OIBDA reached 24.3 billion rubles, a 6.0% increase year-on-year.

Our quarterly fixed-line revenues increased by 12.7% year-on-year in ruble terms reflecting the sustainability of our diverse revenue base. To the extent that we will begin to see economic recovery in 2010, we expect to see revenue growth in the corporate segment and increasing demand for data from both corporate and residential customers.

Fixed-line OIBDA margin, although slightly down quarter-on-quarter, increased on a full-year basis from 24.1% to 27.9%. In ruble terms, in 2009 the full-year fixed-line OIBDA reached 14.9 billion rubles, a 73.2%* increase as compared to 2008.

In the fourth quarter of 2009, our total number of residential broadband subscribers in Russia, including FTTB and mobile broadband, exceeded 2.1 million, a 78.6% increase year-on-year and a 15.2% increase quarter-on-quarter. Revenues from residential broadband were up 151.0% year-on-year.

RUSSIA REVENUES (RUR millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	58,819	58,809	0.0%	61,211	-3.9%	235,438	214,136	9.9%
Mobile	49,250	48,987	0.5%	51,502	-4.4%	195,816	183,036	7.0%
Fixed-line	13,485	11,962	12.7%	13,583	-0.7%	53,383	35,730	49.4%
Eliminations	-3,916	-2,140		-3,874		-13,761	-4,630

RUSSIA OIBDA DEVELOPMENT (RUR millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA Total	27,725	25,849	7.3%	30,951	-10.4%	116,181	104,428	11.3%
Mobile	24,286	22,902	6.0%	27,360	-11.2%	101,293	95,834	5.7%
Fixed-line	3,439	2,947	16.7%	3,591	-4.2%	14,888	8,594	73.2%
Adjusted Total OIBDA margin, %	47.1%	44.0%		50.6%		49.3%	48.8%
Mobile, %	49.3%	46.8%		53.1%		51.7%	52.4%
Fixed-line, %	25.5%	24.6%		26.4%		27.9%	24.1%

RUSSIA OPERATING DEVELOPMENT	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile subscribers (‘000)	50,886	47,677	6.7%	51,028	-0.3%	50,886	47,677	6.7%
MOU, min	217.7	227.8	-4.4%	213.6	1.9%	211.4	219.1	-3.5%
ARPU mobile, US$	10.8	12.5	-13.6%	10.6	1.9%	10.1	13.9	-27.3%
ARPU mobile, RUR	316.9	340.6	-7.0%	331.8	-4.5%	319.6	344.4	-7.2%
Broadband subscribers (‘000)	2,111	1,182	78.6%	1,833	15.2%	2,111	1,182	78.6%

*	2008 results include only 10 months of consolidation of Golden Telecom’s operations.

CIS - Financial and Operating Results

CIS OPERATIONS (US$ millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	341.6	419.6	-18.6%	353.6	-3.4%	1,358.9	1,564.3	-13.1%
Adjusted OIBDA	154.7	179.3	-13.7%	169.8	-8.9%	626.7	652.6	-4.0%
Adjusted OIBDA margin, %	45.3%	42.7%		48.0%		46.1%	41.7%
Operating income	28.5	-38.7	n/a	65.6	-56.6%	203.9	105.8	92.7%
Operating income margin, %	8.3%	-9.2%		18.6%		15.0%	6.8%
SG&A	94.1	116.9	-19.5%	91.0	3.4%	365.9	448.0	-18.3%
including Sales & Marketing Expenses	24.9	39.5	-37.0%	24.6	1.2%	91.9	141.6	-35.1%
including General & Administrative Costs	69.2	77.4	-10.6%	66.4	4.2%	274.0	306.4	-10.6%
SG&A percentage	27.5%	27.9%		25.7%		26.9%	28.6%
Net (loss) income attributable to VimpelCom	-7.6	-278.5	n/a	2.7	n/a	10.3	-257.1	n/a
Mobile subscribers (‘000)	13,342	13,352	-0.1%	14,235	-6.3%	13,342	13,352	-0.1%
Broadband subscribers (‘000)	146	39	274.4%	97	50.5%	146	39	274.4%

In 2009, our net operating revenues in the CIS grew in local currency terms in the majority of our markets, including Kazakhstan and Ukraine. However, in dollar terms, we reported a 13.1% decline due to dollar appreciation against the local currencies.

Our focus on operational efficiencies increased our full-year consolidated OIBDA margin by more than 4 percentage points to 46.1% in 2009 compared to 2008, a remarkable achievement in challenging market conditions.

Mobile subscriber numbers in the CIS in 2009 stayed essentially flat, reflecting the Company’s focus on subscriber quality. The number of broadband subscribers increased almost fourfold compared to 2008 as we started to actively develop our broadband projects in Ukraine, Kazakhstan, Uzbekistan and Armenia.

CIS Revenues Development

KAZAKHSTAN (KZT mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	25,564	23,661	8.0%	25,928	-1.4%	96,543	89,439	7.9%
Mobile	25,181	23,277	8.2%	25,563	-1.5%	95,142	88,311	7.7%
Fixed	1,119	853	31.2%	1,017	10.0%	3,703	2,294	61.4%
Elimination	-736	-469		-652		-2,302	-1,166

UKRAINE (UAH mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	385	424	-9.2%	442	-12.9%	1,582	1,460	8.4%
Mobile	202	284	-28.9%	265	-23.8%	898	1,025	-12.4%
Fixed	220	161	36.6%	219	0.5%	818	503	62.6%
Elimination	-37	-21		-42		-134	-68

ARMENIA (AMD mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	18,202	19,532	-6.8%	19,167	-5.0%	72,687	78,368	-7.2%
Mobile	7,046	8,339	-15.5%	7,575	-7.0%	28,819	33,013	-12.7%
Fixed	11,156	11,194	-0.3%	11,592	-3.8%	43,868	45,355	-3.3%
Elimination	0	0		0		0	0

UZBEKISTAN (US$ mln)*	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	50.2	66.5	-24.5%	50.1	0.2%	211.3	216.4	-2.4%
Mobile	47.5	63.5	-25.2%	46.8	1.5%	199.3	207.1	-3.8%
Fixed	2.8	3.0	-6.7%	3.3	-15.2%	12.2	9.3	31.2%
Elimination	-0.1	0.0		0.0		-0.2	0.0

TAJIKISTAN (US$ mln)*	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile net operating revenues	15.6	16.4	-4.9%	14.9	4.7%	59.2	50.8	16.5%

GEORGIA (GEL mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile net operating revenues	17.1	9.2	85.9%	14.9	14.8%	54.0	26.2	106.1%

CIS REVENUES (US$ mln)	4Q ‘09	4Q ‘08	y-o-y	3Q ‘09	q-o-q	2009	2008	y-o-y
Net operating revenues	341.6	419.6	-18.6%	353.6	-3.4%	1,358.9	1,564.3	-13.1%
Mobile	284.4	354.1	-19.7%	294.3	-3.4%	1,128.7	1,315.0	-14.2%
Fixed	66.8	73.0	-8.5%	69.2	-3.5%	263.2	272.7	-3.5%
Elimination	-9.6	-7.5		-9.9		-33.0	-23.4

*	US$ is the functional currency in Uzbekistan and Tajikistan.

CIS OIBDA Development

KAZAKHSTAN (KZT mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	14,083	11,740	20.0%	15,341	-8.2%	53,244	45,969	15.8%
Mobile	13,409	11,276	18.9%	14,747	-9.1%	51,139	44,810	14.1%
Fixed	674	464	45.3%	594	13.5%	2,105	1,159	81.6%
Adjusted OIBDA margin, %	55.1%	49.6%		59.2%		55.2%	51.4%

UKRAINE (UAH mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	60.8	73.7	-17.5%	94.6	-35.7%	281.7	129.0	118.4%
Mobile	4.2	38.5	-89.1%	34.0	-87.6%	57.5	13.4	329%
Fixed	56.6	35.2	60.8%	60.6	-6.6%	224.2	115.6	93.9%
Adjusted OIBDA margin, %	15.8%	17.4%		21.4%		17.8%	8.8%

ARMENIA (AMD mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	8,748	9,735	-10.1%	9,812	-10.8%	36,625	38,114	-3.9%
Mobile	2,902	3,819	-24.0%	3,633	-20.1%	13,376	14,366	-6.9%
Fixed	5,846	5,916	-1.2%	6,179	-5.4%	23,249	23,748	-2.1%
Adjusted OIBDA margin, %	48.1%	49.8%		51.2%		50.4%	48.6%

UZBEKISTAN (US$ mln)*	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	23.0	34.2	-32.7%	23.5	-2.1%	106.6	115.9	-8.0%
Mobile	21.9	33.0	-33.6%	22.2	-1.4%	101.7	112.8	-9.8%
Fixed	1.1	1.2	-8.3%	1.3	-15.4%	4.9	3.1	58.1%
Adjusted OIBDA margin, %	45.8%	51.4%		46.9%		50.4%	53.6%

TAJIKISTAN (US$ mln)*	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted Mobile OIBDA	7.1	5.3	34.0%	5.2	36.5%	22.5	14.0	60.7%
Adjusted Mobile OIBDA margin, %	45.5%	32.3%		34.9%		38.0%	27.6%

GEORGIA (GEL mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted Mobile OIBDA	0.6	-1.8	n/a	1.6	-62.5%	1.5	-9.9	n/a
Adjusted Mobile OIBDA margin, %	3.5%	n/a		10.7%		2.8%	n/a

CIS OIBDA (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	154.7	179.3	-13.7%	169.8	-8.9%	626.7	652.6	-4.0%
Mobile	126.9	149.1	-14.9%	140.4	-9.6%	515.0	540.1	-4.6%
Fixed	27.8	30.2	-7.9%	29.4	-5.4%	111.7	112.5	-0.7%
Adjusted OIBDA margin, %	45.3%	42.7%		48.0%		46.1%	41.7%

*	US$ is the functional currency in Uzbekistan and Tajikistan.

CIS Operating Highlights

KAZAKHSTAN	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile subscribers (‘000)	6,135	6,270	-2.2%	6,835	-10.2%	6,135	6,270	-2.2%
MOU, min	102.3	100.5	1.8%	98.1	4.3%	93.1	104.3	-10.7%
ARPU mobile, US$	8.5	10.8	-21.3%	8.2	3.7%	8.1	11.7	-30.8%
ARPU mobile, (KZT)	1,279	1,298	-1.5%	1,241	3.1%	1,202	1,402	-14.3%
Broadband internet subscribers (‘000)	1.3	0.2	550.0%	0.3	333.3%	1.3	0.2	550.0%

UKRAINE	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile subscribers (‘000)	2,005	2,052	-2.3%	2,199	-8.8%	2,005	2,052	-2.3%
MOU, min	201.3	230.0	-12.5%	203.7	-1.2%	208.7	231.8	-10.0%
ARPU mobile, US$	3.9	7.0	-44.3%	5.4	-27.8%	4.7	7.6	-38.2%
ARPU mobile, (UAH)	31.9	42.1	-24.2%	42.0	-24.0%	37.1	39.8	-6.8%
Broadband internet subscribers (‘000)	109.3	24.1	353.5%	70.1	55.9%	109.3	24.1	353.5%

ARMENIA	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile subscribers (‘000)	545	544	0.2%	502	8.6%	545	544	0.2%
MOU, min	268.2	150.0	78.8%	269.0	-0.3%	237.8	152.1	56.3%
ARPU mobile, US$	11.5	13.6	-15.4%	13.7	-16.1%	13.2	14.6	-9.6%
ARPU mobile, (AMD)	4,433	4,182	6.0%	5,117	-13.4%	4,782	4,460	7.2%
Broadband internet subscribers (‘000)	26.2	9.2	184.8%	18.1	44.8%	26.2	9.2	184.8%

UZBEKISTAN	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile subscribers (‘000)	3,515	3,636	-3.3%	3,652	-3.8%	3,515	3,636	-3.3%
MOU, min	387.3	288.6	34.2%	409.3	-5.4%	314.0	287.8	9.1%
ARPU mobile, US$	4.6	6.5	-29.2%	4.5	2.2%	4.7	6.4	-26.6%
Broadband internet subscribers (‘000)	9.0	5.8	55.2%	8.3	8.4%	9.0	5.8	55.2%

TAJIKISTAN	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile subscribers (‘000)	743	625	18.9%	706	5.2%	743	625	18.9%
MOU, min	173.6	243.4	-28.7%	173.3	0.2%	172.9	238.9	-27.6%
ARPU mobile, US$	7.2	9.6	-25.0%	7.2	0.0%	7.1	9.5	-25.3%

GEORGIA	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile subscribers (‘000)	399	225	77.3%	341	17.0%	399	225	77.3%
MOU, min	131.1	129.8	1.0%	129.3	1.4%	138.3	113.6	21.7%
ARPU mobile, US$	8.4	9.7	-13.4%	9.2	-8.7%	8.9	9.0	-1.1%
ARPU mobile, (GEL)	15.2	15.1	0.7%	15.4	-1.3%	14.9	13.0	14.6%

*	We no longer provide information on subscriber market share, because different churn policies used by mobile service providers result in reported subscriber market share figures that are not representative.

South-East Asia

In Cambodia we successfully continue development of our operations. We achieved network coverage of more than 70% of the population and our services are available in the 18 largest provinces. Good network quality, effective marketing and a pro-active approach to distribution helped us to establish a solid footprint for further expansion. We now serve more than 370 thousand subscribers.

Six months after the network launch in Vietnam, our networks cover approximately 32% of the population with presence in 40 out of 63 provinces. By the end of 2009, we served approximately 1.1 million subscribers counted on a one month active basis.

We are satisfied with the pace of business development and remain optimistic about the potential of the South-East Asia mobile market.

SEA (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating mobile revenues	2.4	0.0	n/a	2.4	0.0%	5.7	0.0	n/a
Adjusted mobile OIBDA	-6.4	-0.8	n/a	-7.5	n/a	-21.0	-1.0	n/a

*)	See definitions in Attachment A.

*  *  *

For more information on financial and operating data for specific countries, please refer to the supplementary file FinancialOperatingQ42009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

The Company’s management will discuss its fourth quarter and annual 2009 results during a conference call and slide presentation on March 18, 2010 at 6:30 pm Moscow time (10:30 am US ET). The call and slide presentation may be accessed via webcast at the following URL address http://www.vimpelcom.com. The conference call replay will be available through March 25, 2010. The slide presentation webcast will also be available for download on VimpelCom’s website http://www.vimpelcom.com.

The VimpelCom Group consists of telecommunications operators providing voice and data services through a range of mobile, fixed and broadband technologies. The Group includes companies operating in Russia, Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Georgia, Armenia, as well as Vietnam and Cambodia, in territories with a total population of about 340 million. VimpelCom was the first Russian company to list its shares on the New York Stock Exchange (“NYSE”). VimpelCom’s ADSs are listed on the NYSE under the symbol “VIP”.

This press release contains “forward-looking statements”, as the phrase is defined in Section 27A of the Securities Act and Section 21E of the Exchange Act. These statements include those relating to the proposed combination with Kyivstar and its benefits, the Company’s 2010 capital expenditures, the Company’s future revenues, pricing and competitive position, and the Company’s development plans in Cambodia and Vietnam. These and other forward-looking statements are based on management’s best assessment of the Company’s strategic and financial position and of future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries, general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors. There can be no assurance that such risks and uncertainties will not have a material adverse effect on the VimpelCom Group. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company’s Amended Annual Report on Form 20-F/A for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange Commission, which risk factors are incorporated herein by reference. VimpelCom disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.

IMPORTANT NOTICE: In connection with the exchange offer, VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a preliminary prospectus and related U.S. offer acceptance materials, and a Statement on Schedule TO. In addition, the Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9. Holders of the Company’s securities are urged to carefully read the VimpelCom Ltd. registration statement (including the preliminary prospectus), the VimpelCom Ltd. Statement on Schedule TO, any other documents relating to the U.S. offer filed by VimpelCom Ltd. with the SEC, and the Company’s Solicitation/Recommendation Statement on Schedule 14D-9, as well as any amendments and supplements to these documents, because they contain important information. Free copies of the registration statement, including the preliminary prospectus and related U.S. offer acceptance materials, the Statement on Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9, amendments and supplements to these documents, and other relevant documents filed with the SEC in respect of the U.S. offer, can be obtained at the SEC’s website at www.sec.gov.

This announcement is not an offering document and does not constitute an offer to exchange or the solicitation of an offer to exchange securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange the Company’s securities for VimpelCom Ltd. DRs in the United States is being made pursuant to the preliminary prospectus and related U.S. offer acceptance materials that have been mailed to holders resident in the United States (including its territories and possessions) of Company shares and all holders of Company ADSs, wherever located.

This announcement does not constitute advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ “On the Securities Market” dated April 22, 1996, as amended (the “Securities Law”), Federal Law No. 46-FZ “On the Protection of Rights and Lawful Interests of Investors on the Securities Market” dated March 5, 1999, as amended, and Federal Law No. 38-FZ “On Advertising” dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a “qualified investor” within the meaning of Article 51.2 of the Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the Russian Federation within the meaning of Article 51.1 of the Securities Law. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.

For more information, please contact:

Alexey Subbotin	Mateo Millett
VimpelCom	FD
Tel: 7(495) 910-5977	Tel: 1-617 897-1533
Investor_Relations@vimpelcom.com	mateo.millett@fdashtonpartners.com

- Definitions and tables are attached –

Attachment A: Definitions

Mobile subscribers are subscribers in the registered subscriber base as of a measurement date who engaged in a revenue generating activity at any time during the three months prior to the measurement date. Such activity includes any incoming and outgoing calls, subscriber fee accruals, debits related to service, outgoing SMS, Multimedia Messaging Service (referred to as MMS), data transmission and receipt sessions, but does not include incoming SMS and MMS sent by VimpelCom or abandoned calls. VimpelCom’s total number of mobile subscribers also includes subscribers using mobile Internet service via USB modems.

Each ADS represents 0.05 of one share of common stock. This ratio was established effective August 21, 2007.

ARPU (Monthly Average Revenue per User) is calculated by dividing the Company’s service revenue during the relevant period, including roaming revenue and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, by the average number of the Company’s subscribers during the period and dividing by the number of months in that period.

Broadband subscribers are those subscribers in the registered subscriber base who were a party to a revenue generating activity in the past three months. Such activities include monthly internet access using FTTB, xDSL and WiFi technologies as well as mobile internet service via USB modems.

CIS Geographic Segment for the purpose of VimpelCom reporting includes our operations in the following countries: Kazakhstan, Ukraine, Uzbekistan, Tajikistan, Armenia and Georgia

Fixed-line subscriber is an authorized user of fixed-line communications services.

General and administrative costs (G&A) include salaries and outsourcing costs, including related social contributions required by Russian law; stock price-based compensation expenses; repair and maintenance expenses; rent, including lease payments for base station sites; utilities; other miscellaneous expenses, such as insurance, operating taxes, license fees, and accounting, audit and legal fees.

Households passed are households located within buildings, in which indoor installation of all the FTTB equipment necessary to install terminal residential equipment has been completed.

Mobile services are wireless voice and data transmission services excluding WiFi.

MOU (Monthly Average Minutes of Use per User) is calculated by dividing the total number of minutes of usage for incoming and outgoing calls during the relevant period (excluding guest roamers) by the average number of mobile subscribers during the period and dividing by the number of months in that period.

Adjusted OIBDA is a non-U.S. GAAP financial measure. Adjusted OIBDA, previously referred to as EBITDA or OIBDA by the Company, is defined as operating income before depreciation, amortization and impairment loss. The Company believes that adjusted OIBDA provides useful information to investors because it is an indicator of the strength and performance of our business operations, including our ability to finance capital expenditures, acquisitions and other investments and our ability to incur and service debt. While depreciation, amortization and impairment loss are considered operating costs under U.S. GAAP, these expenses primarily represent the non-cash current period allocation of costs associated with long-lived assets acquired or constructed in prior periods. Our adjusted OIBDA calculations are commonly used as bases for some investors, analysts and credit rating agencies to evaluate and compare the periodic and future operating performance and value of companies within the telecommunications industry. Adjusted OIBDA should not be considered in isolation as an alternative to net income attributable to VimpelCom, operating income or any other measure of performance under U.S. GAAP. Adjusted OIBDA does not include our need to replace our capital equipment over time. Reconciliation of adjusted OIBDA to operating income, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Adjusted OIBDA margin is adjusted OIBDA expressed as a percentage of net operating revenues. Reconciliation of adjusted OIBDA margin to operating income as a percentage of net operating revenues, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Prepaid subscribers are those subscribers who pay for their services in advance.

Roaming revenues include both revenues from VimpelCom customers who roam outside of home country network and revenues from other wireless carriers for roaming by their customers on VimpelCom’s network. Roaming revenues do not include revenues from our own subscribers roaming while travelling across Russian regions within our network (so called ‘intranet roaming’)

Sales and marketing costs (S&M) include marketing, advertising and dealer commissions expenses.

Take-up rate for the FTTB network is calculated by dividing the number of FTTB subscribers by the total number of households passed.

VAS (value added services) includes short messages (“SMS”), multimedia messages (“MMS”), caller number identification, call waiting, data transmission, mobile Internet, downloadable content and other services.

Capital expenditures (Capex) - purchases of new equipment, new construction, upgrades, software, other long lived assets and related reasonable costs incurred prior to intended use of the non current asset, accounted at the earliest event of advance payment or delivery. Long-lived assets acquired in business combinations are not included in capital expenditures.

SEA – VimpelCom operations in South-East Asia, which include operations in Cambodia and VimpelCom’s respective equity in net results of operations of the Company’s Vietnamese associate GTEL-Mobile JSC (“GTEL-Mobile”).

Net debt is a non-U.S. GAAP financial measure and is calculated as the sum of long-term debt and short-term debt minus cash and cash equivalents. The Company believes that net debt provides useful information to investors because it shows the amount of debt outstanding to be paid after using available cash and cash equivalent. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of the company financial position. Reconciliation of net debt to long-term debt and short-term debt, the most directly comparable U.S. GAAP financial measures, is presented below in the reconciliation tables section.

Free cash flow is a non-U.S. GAAP financial measure and is calculated as operating cash flow less Capex. The Company believes that free cash flow provides useful information to investors because it is an indicator of our company’s operational and financial performance and represents our ability to generate cash after accruals required to maintain or expand our asset base. Free cash flow should not be considered in isolation as an alternative to operating cash flow or any other measure of the company cash flows management. Reconciliation of free cash flow to operating cash flow, the most directly comparable U.S. GAAP financial measure, is presented below in the reconciliation tables section.

Attachment B: VimpelCom financial statements

Open Joint Stock Company “Vimpel-Communications”

Audited Consolidated Statements of Income

	Years ended December 31,
	2009	2008	2007
	(In thousands of US dollars, except share (ADS) amounts)
Operating revenues:
Service revenues	$8,580,815	$9,999,850	$7,161,833
Sales of equipment and accessories	109,959	107,946	6,519
Other revenues	19,788	17,190	6,528

Total operating revenues	8,710,562	10,124,986	7,174,880
Revenue based tax	(7,660)	(8,054)	(3,782)

Net operating revenues	8,702,902	10,116,932	7,171,098

Operating expenses:
Service costs	1,878,443	2,262,570	1,309,287
Cost of equipment and accessories	110,677	101,282	5,827
Selling, general and administrative expenses	2,389,998	2,838,508	2,206,322
Depreciation	1,393,431	1,520,184	1,171,834
Amortization	300,736	360,980	218,719
Impairment loss	—	442,747	—
Provision for doubtful accounts	51,262	54,711	52,919

Total operating expenses	6,124,547	7,580,982	4,964,908

Operating income	2,578,355	2,535,950	2,206,190

Other income and expenses:
Interest income	51,714	71,618	33,021
Net foreign exchange (loss)/gain	(411,300)	(1,142,276)	72,955
Interest expense	(598,531)	(495,634)	(194,839)
Equity in net (loss)/gain of associates	(35,763)	(61,020)	(211)
Other (expenses)/income, net	(32,114)	(17,404)	3,240

Total other income and expenses	(1,025,994)	(1,644,716)	(85,834)

Income before income taxes	1,552,361	891,234	2,120,356
Income tax expense	435,030	303,934	593,928

Net income	1,117,331	587,300	1,526,428
Net (loss)/income attributable to the noncontrolling interest	(4,499)	62,966	63,722

Net income attributable to VimpelCom	$1,121,830	$524,334	$1,462,706

Basic EPS :
Net income attributable to VimpelCom per common share	$21.71	$10.32	$28.78

Weighted average common shares outstanding (thousand)	50,647	50,700	50,818
Net income attributable to VimpelCom per ADS equivalent	$1.09	$0.52	$1.44

Diluted EPS :
Net income attributable to VimpelCom per common share	$21.69	$10.32	$28.78

Weighted average diluted shares (thousand)	50,678	50,703	50,818
Net income attributable to VimpelCom per ADS equivalent	$1.08	$0.52	$1.44

Dividends per share	$6.30	$11.46	$6.47
Dividends per ADS equivalent	$0.31	$0.57	$0.32

Open Joint Stock Company “Vimpel-Communications”

Audited Consolidated Balance Sheets

	December 31, 2009	December 31, 2008
	(In thousands of US dollars, except share amounts)
Assets
Current assets:
Cash and cash equivalents	$1,446,949	$914,683
Trade accounts receivable, net of allowance for doubtful accounts	392,365	475,667
Inventory	61,919	142,649
Deferred income taxes	91,493	82,788
Input value added tax	96,994	182,045
Due from related parties	249,631	168,196
Other current assets	627,257	440,479

Total current assets	2,966,608	2,406,507

Property and equipment, net	5,561,569	6,425,873
Telecommunications licenses, net	542,597	764,783
Goodwill	3,284,293	3,476,942
Other intangible assets, net	700,365	882,830
Software, net	448,255	549,166
Investments in associates	436,767	493,550
Other assets	792,087	725,502

Total assets	$14,732,541	$15,725,153

Liabilities, redeemable noncontrolling interest and equity
Current liabilities:
Accounts payable	$545,690	$896,112
Due to employees	113,368	105,795
Due to related parties	9,211	7,492
Accrued liabilities	315,666	288,755
Taxes payable	212,767	152,189
Customer advances, net of VAT	376,121	425,181
Customer deposits	28,386	29,557
Short-term debt	1,813,141	1,909,221

Total current liabilities	3,414,350	3,814,302
Deferred income taxes	596,472	644,475
Long-term debt	5,539,906	6,533,705
Other non-current liabilities	164,636	122,825
Commitments, contingencies and uncertainties	—	—

Total liabilities	9,715,364	11,115,307
Redeemable noncontrolling interest	508,668	469,604

Equity:
Convertible voting preferred stock (.005 rubles nominal value per share), 10,000,000 shares authorized; 6,426,600 shares issued and outstanding	—	—
Common stock (.005 rubles nominal value per share), 90,000,000 shares authorized; 51,281,022 shares issued (December 31, 2008: 51,281,022); 50,714,579 shares outstanding (December 31, 2008: 50,617,408)	92	92
Additional paid-in capital	1,143,657	1,165,188
Retained earnings	4,074,492	3,271,878
Accumulated other comprehensive (loss)	(488,277)	(90,021)
Treasury stock, at cost, 566,443 shares of common stock (December 31, 2008: 663,614)	(223,421)	(239,649)

Total VimpelCom shareholders’ equity	4,506,543	4,107,488
Noncontrolling interest	1,966	32,754

Total equity	4,508,509	4,140,242

Total liabilities, redeemable noncontrolling interest and equity	$14,732,541	$15,725,153

Open Joint Stock Company “Vimpel-Communications”

Audited Consolidated Statements of Cash Flows

	Years ended December 31,
	2009	2008	2007
	(In thousands of US dollars)
Operating activities
Net income	$1,117,331	$587,300	$1,526,428
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation	1,393,431	1,520,184	1,171,834
Amortization	300,736	360,980	218,719
Impairment loss	—	442,747	—
Loss from assosiates	35,763	61,020	211
Provision for deferred taxes	(19,541)	(92,654)	32,858
Loss (gain) on foreign currency translation	411,300	1,142,276	(72,955)
Provision for doubtful accounts	51,262	54,711	52,919
Stock-based compensation expense/(gain)	2,323	(121,890)	171,242
Loss from early debt redemption	19,063	—	—
Other adjustments	(380)	(5,078)	—
Changes in operating assets and liabilities:
Trade accounts receivable	(57,452)	(240,629)	(333)
Inventory	64,927	(90,221)	(3,021)
Input value added tax	78,972	(103,941)	45,383
Other current assets	135,212	(415,735)	(351)
Accounts payable	(69,290)	281,725	(157,901)
Customer advances and deposits	(23,010)	75,098	85,135
Taxes payable and accrued liabilities	72,122	(34,035)	(32,478)

Net cash provided by operating activities	3,512,769	3,421,858	3,037,690

Investing activities
Purchases of property and equipment	(691,445)	(2,002,452)	(1,238,305)
Purchases of intangible assets	(15,685)	(75,012)	(73,814)
Purchases of software	(184,481)	(313,652)	(293,956)
Acquisition of subsidiaries, net of cash acquired	—	(4,134,609)	(301,355)
Investments in associates	(12,500)	(491,265)	—
Exercise of escrow cash deposit	—	200,170	(200,170)
Loan granted	—	(350,000)	—
Investments in deposits	(488,580)	43,179	(42,356)
Purchases of other assets, net	(40,799)	(53,575)	(84,596)

Net cash used in investing activities	(1,433,490)	(7,177,216)	(2,234,552)

Financing activities
Proceeds from bank and other loans	1,270,248	6,209,392	666,348
Proceeds from sale of treasury stock	—	25,488	39,787
Repayments of bank and other loans	(2,432,862)	(721,222)	(365,657)
Payments of fees in respect of debt issues	(53,071)	(68,159)	(14,380)
Repayments of equipment financing obligations	—	—	(106,888)
Net proceeds from employee stock options	18,142	—	—
Purchase of noncontrolling interest in consolidated subsidiaries	(18,198)	(992,825)	—
Payment of dividends	(315,644)	(587,302)	(331,885)
Payment of dividends to noncontrolling interest	(13,977)	—	—
Purchase of treasury stock	—	(114,476)	(81,069)

Net cash (used in)/provided by financing activities	(1,545,362)	3,750,896	(193,744)
Effect of exchange rate changes on cash and cash equivalents	(1,651)	(84,566)	49,823
Net increase/(decrease) in cash and cash equivalents	532,266	(89,028)	659,217
Cash and cash equivalents at beginning of year	914,683	1,003,711	344,494

Cash and cash equivalents at end of year	$1,446,949	$914,683	$1,003,711

Open Joint Stock Company “Vimpel-Communications”

Audited Consolidated Statements of Cash Flows (Continued)

	Years ended December 31,
	2009	2008	2007
	(In thousands of US dollars)
Supplemental cash flow information
Cash paid during the period:

Income tax	$428,761	$647,597	$601,939
Interest	571,964	406,020	201,259

Non-cash activities:
Equipment acquired under financing agreements	—	2,726	48,514

Accounts payable for property, equipment and other long-lived assets	210,159	448,218	417,478
Non–cash discounts from suppliers of equipment	239	2,464	(5,441)
Issue of promissory notes	—	81,660	—

Acquisitions :
Fair value of assets acquired	—	2,645,655	84,125
Fair value of noncontrolling interest acquired	—	206,129	41,636
Difference between the amount paid and the fair value of net assets acquired	—	3,517,062	182,034
Consideration for the acquisition of subsidiaries	—	(5,348,180)	(291,928)

Fair value of liabilities assumed	$—	$1,020,666	$15,867

Attachment C: Reconciliation Tables (Unaudited)

Reconciliation of Adjusted Consolidated OIBDA

(In millions of US$)

	4Q ‘09	4Q ‘08	3Q ‘09	2009	2008
Adjusted OIBDA	1,088	1,124	1,148	4,272	4,860
Depreciation	(393)	(379)	(366)	(1,393)	(1,520)
Amortization	(87)	(94)	(71)	(301)	(361)
Impairment loss	0	(443)	0	0	(443)
Operating income	608	208	711	2,578	2,536

Reconciliation of Adjusted Consolidated OIBDA Margin

	4Q ‘09	4Q ‘08	3Q ‘09	2009	2008
Adjusted OIBDA margin	47.1%	44.0%	50.4%	49.1%	48.0%
Less: Depreciation as a percentage of net operating revenues	(17.0)%	(14.9)%	(16.1)%	(16.0)%	(15.0)%
Less: Amortization as a percentage of net operating revenues	(3.8)%	(3.7)%	(3.1)%	(3.5)%	(3.5)%
Less: Impairment loss as a percentage of net operating revenues	0.0%	(17.3)%	0.0%	0.0%	(4.4)%
Operating income as a percentage of net operating revenues	26.3%	8.1%	31.2%	29.6%	25.1%

Reconciliation of Consolidated Net Debt

(In millions of US$)

	2009	2008
Net debt	5,906	7,528
Long - term debt	5,540	6,534
Short-term debt	1,813	1,909
Cash and cash equivalents	(1,447)	(915)

Reconciliation of Consolidated Free Cash Flow

(In millions of US$)

	2009	2008
Free cash flow	2,699	851
Net cash provided by operating activities	3,513	3,422
Capital expenditures	(814)	(2,571)

Attachment D: Capex Development

CAPEX (in US$ millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Total capex	422.7	855.5	-50.6%	123.2	243.1%	814.1	2,570.8	-68.3%
Russia	331.5	641.5	-48.3%	90.3	267.1%	619.1	1,776.4	-65.1%
CIS	68.1	203.5	-66.5%	24.5	178.0%	126.8	775.1	-83.6%
Kazakhstan	19.5	79.7	-75.5%	10.0	95.0%	43.8	254.8	-82.8%
Ukraine	11.0	57.8	-81.0%	3.0	266.7%	19.8	185.4	-89.3%
Armenia	7.8	23.7	-67.1%	1.3	500.0%	9.7	78.3	-87.6%
Uzbekistan	21.1	17.2	22.7%	7.2	193.1%	36.9	176.3	-79.1%
Tajikistan	5.4	18.0	-70.0%	0.5	980.0%	7.1	45.1	-84.3%
Georgia	3.3	7.1	-53.5%	2.5	32.0%	9.5	35.2	-73.0%
SEA	22.8	7.4	208.1%	8.2	178.0%	67.6	7.7	777.9%

Attachment E: Key Financial Results in US Dollars

Russia

RUSSIA (US$ millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	1,996	2,157	-7.5%	1,953	2.2%	7,448	8,619	-13.6%
Adjusted OIBDA	941	948	-0.7%	988	-4.8%	3,674	4,215	-12.8%
Adjusted OIBDA margin, %	47.1%	43.9%		50.6%		49.3%	48.9%
Operating income	590	288	104.9%	661	-10.7%	2,413	2,476	-2.5%
Operating income margin, %	29.6%	13.4%		33.8%		32.4%	28.7%
SG&A	578	667	-13.3%	500	15.6%	1,998	2,384	-16.2%
including Sales & Marketing Expenses	191	246	-22.4%	158	20.9%	628	787	-20.2%
including General & Administrative Costs	387	421	-8.1%	342	13.2%	1,370	1,597	-14.2%
SG&A percentage	29.0%	30.9%		25.6%		26.8%	27.7%
Net income (loss) attributable to VimpelCom	313	-445	n/a	440	-28.9%	1,188	880	35.0%

RUSSIA REVENUES (US$ millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	1,996	2,157	-7.5%	1,953	2.2%	7,448	8,619	-13.6%
Mobile revenues	1,671	1,797	-7.0%	1,643	1.7%	6,198	7,372	-15.9%
Fixed-line revenues	458	439	4.3%	434	5.5%	1,687	1,429	18.1%
Eliminations	-133	-79		-124		-437	-182

RUSSIA OIBDA DEVELOPMENT (US$ millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	941	948	-0.7%	988	-4.8%	3,674	4,215	-12.8%
Mobile	824	840	-1.9%	873	-5.6%	3,205	3,872	-17.2%
Fixed-line	117	108	8.3%	115	1.7%	469	343	36.7%
Adjusted total OIBDA margin, %	47.1%	43.9%		50.6%		49.3%	48.9%
Mobile, %	49.3%	46.7%		53.1%		51.7%	52.5%
Fixed-line, %	25.5%	24.6%		26.5%		27.8%	24.0%

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ42009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

CIS Segment Revenues in US$

KAZAKHSTAN (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	170.4	196.9	-13.5%	171.9	-0.9%	653.3	743.6	-12.1%
Mobile	167.8	193.7	-13.4%	169.5	-1.0%	643.8	734.2	-12.3%
Fixed	7.5	7.1	5.6%	6.7	11.9%	25.0	19.1	30.9%
Elimination	-4.9	-3.9		-4.3		-15.5	-9.7

UKRAINE (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	48.1	70.5	-31.8%	56.6	-15.0%	203.2	280.7	-27.6%
Mobile	25.2	47.5	-46.9%	34.0	-25.9%	115.3	197.8	-41.7%
Fixed	27.5	26.4	4.2%	28.1	-2.1%	105.0	96.1	9.3%
Elimination	-4.6	-3.4		-5.5		-17.1	-13.2

ARMENIA (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	47.3	63.7	-25.7%	51.4	-8.0%	200.6	256.2	-21.7%
Mobile	18.3	27.2	-32.7%	20.3	-9.9%	79.6	108.0	-26.3%
Fixed	29.0	36.5	-20.5%	31.1	-6.8%	121.0	148.2	-18.4%
Elimination	0.0	0.0		0.0		0.0	0.0

UZBEKISTAN (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	50.2	66.5	-24.5%	50.1	0.2%	211.3	216.4	-2.4%
Mobile	47.5	63.5	-25.2%	46.8	1.5%	199.3	207.1	-3.8%
Fixed	2.8	3.0	-6.7%	3.3	-15.2%	12.2	9.3	31.2%
Elimination	-0.1	0.0		0.0		-0.2	0.0

TAJIKISTAN (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile net operating revenues	15.6	16.4	-4.9%	14.9	4.7%	59.2	50.8	16.5%

GEORGIA (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Mobile net operating revenues	10.2	5.9	72.9%	8.9	14.6%	32.3	17.7	82.5%

CIS Segment Adjusted OIBDA in US$

KAZAKHSTAN (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	93.9	97.7	-3.9%	101.7	-7.7%	359.6	382.2	-5.9%
Mobile	89.4	93.8	-4.7%	97.8	-8.6%	345.4	372.5	-7.3%
Fixed	4.5	3.9	15.4%	3.9	15.4%	14.2	9.7	46.4%
Adjusted OIBDA margin, %	55.1%	49.6%		59.2%		55.0%	51.4%

UKRAINE (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	7.6	11.6	-34.5%	12.1	-37.2%	36.0	22.5	60.0%
Mobile	0.6	5.7	-89.5%	4.5	-86.7%	7.5	0.4	1775%
Fixed	7.0	5.9	18.6%	7.6	-7.9%	28.5	22.1	29.0%
Adjusted OIBDA margin, %	15.8%	16.5%		21.4%		17.7%	8.0%

ARMENIA (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	22.7	31.7	-28.4%	26.3	-13.7%	101.1	124.6	-18.9%
Mobile	7.5	12.5	-40.0%	9.7	-22.7%	37.0	47.0	-21.3%
Fixed	15.2	19.2	-20.8%	16.6	-8.4%	64.1	77.6	-17.4%
Adjusted OIBDA margin, %	48.0%	49.8%		51.2%		50.4%	48.6%

UZBEKISTAN (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted OIBDA total	23.0	34.2	-32.7%	23.5	-2.1%	106.6	115.9	-8.0%
Mobile	21.9	33.0	-33.6%	22.2	-1.4%	101.7	112.8	-9.8%
Fixed	1.1	1.2	-8.3%	1.3	-15.4%	4.9	3.1	58.1%
Adjusted OIBDA Margin, %	45.8%	51.4%		46.9%		50.4%	53.6%

TAJIKISTAN (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted mobile OIBDA	7.1	5.3	34.0%	5.2	36.5%	22.5	14.0	60.7%
Adjusted mobile OIBDA margin, %	45.5%	32.3%		34.9%		38.0%	27.6%

GEORGIA (US$ mln)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Adjusted mobile OIBDA	0.4	-1.2	n/a	1.0	-60.0%	0.9	-6.6	n/a
Adjusted mobile OIBDA margin, %	3.9%	n/a		11.2%		2.8%	n/a

*	Please find information on respective operating income amounts in the supplementary file FinancialOperatingQ42009.xls on our website at http://www.vimpelcom.com/news/qrep.wbp.

Attachment F: Average Rates of Functional Currencies to USD*

Functional Currency/ 1 US$		3q ‘08	4q ‘08	1q ‘09	2q ‘09	3q ‘09	4q ‘09
Russia	RUR	24.25	27.27	33.93	32.21	31.33	29.47
Kazakhstan	KZT	119.99	120.16	138.85	150.47	150.75	149.77
Ukraine	UAH	4.85	6.21	7.70	7.66	7.82	7.99
Armenia	AMD	302.27	306.47	325.11	370.46	372.66	384.40
Georgia	GEL	1.41	1.55	1.67	1.66	1.68	1.68

•	Functional currencies in Tajikistan, Uzbekistan and Cambodia are US dollars.

Attachment G: Key Financial Results in Russian Rubles (Convenience Translation)

CONSOLIDATED OPERATIONS (RUR, millions)	4Q ‘09	4Q ‘08	4Q ‘09/ 4Q ‘08	3Q ‘09	4Q ‘09/ 3Q ‘09	2009	2008	2009/ 2008
Net operating revenues	68,053	69,677	-2.3%	71,338	-4.6%	275,269	251,432	9.5%
Adjusted OIBDA	32,066	30,648	4.6%	35,980	-10.9%	135,170	120,488	12.2%
Adjusted OIBDA margin, %	47.1%	44.0%		50.4%		49.1%	47.9%
Operating income	17,919	5,674	215.8%	22,299	-19.6%	81,734	61,670	32.5%
Operating income margin, %	26.3%	8.1%		31.3%		29.7%	24.5%
SG&A	20,042	21,465	-6.6%	18,760	6.8%	75,466	70,730	6.7%
including Sales & Marketing Expenses	6,428	7,784	-17.4%	5,766	11.5%	22,910	23,250	-1.5%
including General & Administrative Costs	13,614	13,681	-0.5%	12,994	4.8%	52,556	47,480	10.7%
SG&A percentage	29.4%	30.8%		26.3%		27.4%	28.1%
Net income (loss) attributable to VimpelCom	8,341	-22,243	n/a	13,513	-38.3%	35,939	9,966	260.6%
Net income (loss) attributable to VimpelCom per common share, basic, (RUR)	161.27	-439.55		266.83		709.16	196.57
Net income (loss) attributable to VimpelCom per ADS equivalent, basic, (RUR)	8.06	-21.98		13.34		35.46	9.83
Capital expenditures	12,458	23,328	-46.6%	3,842	224.3%	25,252	64,512	-60.9%
Mobile subscribers (‘000)	64,596	61,029	5.8%	65,358	-1.2%	64,596	61,029	5.8%
Broadband subscribers (‘000)	2,257	1,221	84.8%	1,930	16.9%	2,257	1,221	84.8%

Net operating revenues 4Q ‘09 (RUR millions)	Russia	CIS	SEA	Eliminations	Total
Mobile business	49,249	8,370	59	-59	57,619
Fixed-line business	13,499	1,975	0	-531	14,943
Eliminations	-3,920	-265	0	-324	-4,509
Total net operating revenue	58,828	10,080	59	-914	68,053

VimpelCom 4Q09 and FY2009 Financial and Operating Results

March 18, 2010 2
Disclaimer
This presentation contains "forward-looking statements", as the phrase is defined in Section 27A of the Securities Act of 1933 and Section
21E of the Securities Exchange Act of 1934. These statements relate, in part, to the proposed combination with Kyivstar and its benefits, the Company's strategy, development plans and anticipated performance. The forward-looking statements are based on management's best assessment of the Company's strategic and financial position, and future market conditions and trends. These discussions involve risks and uncertainties. The actual outcome may differ materially from these statements as a result of continued volatility in the economies in the markets in which the Company operates, unforeseen developments from competition, governmental regulation of the telecommunications industries and general political uncertainties in the markets in which the Company operates and/or litigation with third parties. The actual outcome may also differ materially if the Company is unable to obtain all necessary corporate approvals relating to its business, if the
Company is unable to successfully integrate newly-acquired businesses, including Golden Telecom, and other factors.  There can be no assurance that these risks and uncertainties will not have a material adverse effect on the Company, that the Company will be able to grow or that it will be successful in executing its strategy and development plans. Certain factors that could cause actual results to differ materially from those discussed in any forward-looking statements include the risks described in the Company's Annual Report on Form 20-F for the year ended December 31, 2008 and other public filings made by the Company with the United States Securities and Exchange
Commission, which risk factors are incorporated herein by reference. The Company disclaims any obligation to update developments of these risk factors or to announce publicly any revision to any of the forward-looking statements contained in this release, or to make corrections to reflect future events or developments.
IMPORTANT NOTICE: In connection with the exchange offer, VimpelCom Ltd. has filed with the SEC a registration statement on Form F-4, which includes a preliminary prospectus and related U.S. offer acceptance materials, and a Statement on Schedule TO. In addition, the
Company has filed a Solicitation/Recommendation Statement on Schedule 14D-9. Holders of the Company’s securities are urged to carefully read the VimpelCom Ltd. registration statement (including the preliminary prospectus), the VimpelCom Ltd. Statement on Schedule TO, any
other documents relating to the U.S. offer filed by VimpelCom Ltd. with the SEC, and the Company’s Solicitation/Recommendation Statement
on Schedule 14D-9, as well as any amendments and supplements to these documents, because they contain important information. Free copies of the registration statement, including the preliminary prospectus and related U.S. offer acceptance materials, the Statement on
Schedule TO, the Solicitation/Recommendation Statement on Schedule 14D-9, amendments and supplements to these documents, and other relevant documents filed with the SEC in respect of the U.S. offer, can be obtained at the SEC’s website at
This announcement is not an offering document and does not constitute an offer to exchange or the solicitation of an offer to exchange securities or a solicitation of any vote or approval, nor shall there be any sale or exchange of securities in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction. The solicitation of offers to exchange the Company’s securities for VimpelCom Ltd. Drs in the United States is being made pursuant to the preliminary prospectus and related U.S. offer acceptance materials that have been mailed to holders resident in the United States (including its territories and possessions) of Company shares and all holders of Company ADSs, wherever located.

This announcement does not constitute advertisement of securities, including securities of foreign issuers, in the Russian Federation within the meaning of Federal Law No. 39-FZ “On the Securities Market”dated April 22, 1996, as amended (the “Securities Law”), Federal Law No.
46-FZ “On the Protection of Rights and Lawful Interests of Investors on the Securities Market”dated March 5, 1999, as amended, and Federal
Law No. 38-FZ “On Advertising”dated March 13, 2006, as amended, or a public offer to purchase, sell, exchange or transfer to or for the benefit of any person resident, incorporated, established or having their usual residence in the Russian Federation, or to any person located within the territory of the Russian Federation, that does not fall under a legal definition of a “qualified investor”within the meaning of Article
51.2 of the Securities Law, or an invitation to or for the benefit of any such person, to make offers to purchase, sell, exchange or transfer any such securities. The securities of VimpelCom Ltd. have not been and will not be admitted for placement, public placement or public circulation in the Russian Federation within the meaning of Article 51.1 of the Securities Law. This announcement is not for publication, release or distribution in or into or from any jurisdiction where it would otherwise be prohibited.
relevant documents filed with the SEC in respect of the U.S. offer, can be obtained at the SEC’s website at
www.sec.gov.

March 18, 2010 3
Participants
Presentation
Q&A Session
will be joined by:
Alexander Torbakhov, General Director
Dmitry Pleskonos,
Head of B2C Russia
Andrey Patoka,
Head of B2B Russia
Dmitry Kromsky
Head of CIS Business
Martin Furuseth
Chief Marketing Officer
Boris Nemsic, Chief Executive Officer
Elena Shmatova, Chief Financial Officer

March 18, 2010 4
VimpelCom Group: 2009 in Brief
• 3.6m new mobile customers, total active subscriber base 64.6m
• 2.3m broadband subscribers, 85% growth y-o-y
• Revenues in local currencies up in all major markets
• OIBDA of $4.3bn, margin up to 49.1% compared to 48.0% in 2008
• Free cash flow of $2.7bn after $0.8bn spent on Capex
• Net income attributable to VimpelCom $1.1bn, up 114% y-o-y
• EPS up 110% y-o-y to $21.71 ($1.09 per ADS)
• Strategic shareholders initiated the process of combining their stakes in VimpelCom and Kyivstar and launched a public exchange offer for all outstanding VimpelCom shares

March 18, 2010 5
*  Here and thereafter refers to net operating revenues.
** Net Income attributable to VimpelCom
*** Here and thereafter refers to adjusted OIBDA – see definition in press-release
48.6%
48.9%
50.4% 50.2% 50.9% 50.6%
27.4%
30.8%
48.6%
48.9%
50.4% 50.2%
48.0%
49.1%
2004 2005 2006 2007 2008 2009
Mobile OIBDA Fixed OIBDA Consolidated OIBDA
Group: Full Year 2009 Highlights
Revenue
*
, $ mln
Net Income
**
, $ mln
OIBDA
***
, $ mln OIBDA Margin
***
, %
-14.0%
2,113
3,211
4,868
7,171
10,117
8,703
2004 2005 2006 2007 2008 2009
114.1%
350
615
811
1,463
524
1,122
2004 2005 2006 2007 2008 2009
-12.1%
4,272
4,860
3,597
2,452
1,571
1,027
2004 2005 2006 2007 2008 2009

March 18, 2010 6
Group: Quarterly Financial Dynamics
Revenue, $ mln
Net Income (Loss)
*
, $ mln
OIBDA, $ mln OIBDA Margin, %
* Net Income (loss) attributable to VimpelCom
+1.4%
2,843
2,555
1,973
2,146
2,276
2,309
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
-5.2%
1,088
1,148
1,088
949
1,124
1,388
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
48.8%
44.0%
48.1%
50.7%
50.4%
47.1%
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
269
-816
-290
696
433
283
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09

March 18, 2010 7
Group: Financial Position
Key Ratios and Indicators
Liquidity position, $ mln
4,654
4,860
4,683
4,548
4,309
4,272
2,511
2,571
2,325
814
1,817
1,247
2,699
1,482
1,075
851
909
2,346
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
OIBDA LTM Capex LTM Free Cash Flow LTM
($ mln)
Dec 31,
2009
Sept 30,
2009
Jun 30,
2009
Mar 31,
2009
Dec 31,
2008
Cash and Cash Equivalents 1,447 2,522 1,649 966 915
Total Assets 14,733 15,570 14,729 13,572 15,725
Total Debt 7,353 8,069 7,974 7,696 8,443
-Short-term 1,813 2,476 2,242 2,388 1,909
-Long-term 5,540 5,593 5,732 5,308 6,534
Equity and redeemable
noncontrolling interest 5,017 5,075 4,538 3,646 4,610
LTM OIBDA* 4,272 4,309 4,548 4,683 4,860
- LTM Depreciation, amortization
and impairment loss 1,694 2,130 2,191 2,281 2,324
- LTM Operating Income 2,578 2,179 2,357 2,402 2,536
LTM Interest 599 588 573 554 496
Debt/Equity and redeemable
noncontrolling interest 1.5 1.6 1.8 2.1 1.8
Debt/OIBDA
LTM
1.7 1.9 1.8 1.6 1.7
OIBDA/Interest 7.1 7.3 7.9 8.5 9.8
Debt/Assets 0.50 0.52 0.54 0.57 0.54
Net Debt** 5,906 5,547 6,325 6,730 7,528
* LTM OIBDA represents an adjusted OIBDA which constitutes the sum of the lines: LTM Operating Income and LTM Depreciation, Amortization and
Impairment Loss. LTM stands for the “last twelve months” to reporting date.
**Net Debt is calculated as Total Debt minus Cash and cash equivalents

March 18, 2010 8
Group: Debt Profile as of December 31, 2009
Debt Maturity Schedule, USD mln
605
903
1 813
1 963
1 199
732
23
1 000
40
1Q10 2Q10 3Q10 4Q10 2010 2011 2012 2013 2014 2015 2016 2017 2018
Debt composition by currency
* $903 million paid as of March 01, 2010 at actual rate. All other figures at the exchange rate as of December 31,
2009
227
423
75%
76%
73%
66% 65%
10%
10%
10%
10%
9%
15% 14%
17%
24%
26%
4Q08 1Q09 2Q09 3Q09 4Q09
USD EUR RUR
220
18
903
*
*

March 18, 2010 9
Russia: Consolidated Operations
CAPEX, USD mln
Revenue*, RUR bn
OIBDA (RUR bn) and OIBDA Margin CAPEX / Revenue LTM
**
* Total revenue adjusted for eliminations between fixed and mobile segments
** Based on USD
642
332
91
504
90
107
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
20% 21%
20%
17%
12%
8%
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
49.4
49.0
45.7
49.4
51.5
12.0
49.3
13.5
13.3
10.8
13.6 13.0
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
58.8 58.8
56.3
59.1
61.2
58.8
29.5
25.8
27.2
30.3
31.0
27.7
24.3
26.4
27.4
26.8
22.9
23.2
50.6%
47.1%
51.2%
48.4%
44.0%
50.1%
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
35.0%
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
75.0%
80.0%
Mobile Fixed OIBDA Margin

March 18, 2010 10
Russia: Mobile Highlights
Mobile ARPU & MOU
Revenue, RUR bn
OIBDA (RUR bn) & OIBDA Margin
Subscribers, mln
+6.7%
45.1
47.7
49.4
51.0 50.9
50.0
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
+0.5%
49.4
49.0
45.7
49.4
51.5
49.3
0
10
20
30
40
50
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
368.2
340.6
306.6
322.5
331.8
316.9
218
229
228
203
212
214
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
150
300
ARPU (RUR) MOU (min)
26,8
22,9
23,2
26,4
27,4
24,3
49,3%
53,1%
53,5%
50,9%
46,8%
54,2%
0
5
10
15
20
25
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
40,0%
45,0%
50,0%
55,0%
60,0%
65,0%
70,0%
OIBDA (RUR bn) MOBILE OIBDA (in RUR)

March 18, 2010 11
Russia: Fixed-line Segment
Revenue (RUR bn) and OIBDA Margin
Business Segment, RUR bn
Wholesale Segment, RUR bn
Residential Segment, RUR bn
5.2
5.5
5.8
5.3
5.0
4.8
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
4.5
5.2
6.1
6.3
7.2
7.1
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
1.1
1.3
1.4
1.4 1.4
1.6
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
+12.7%
13.5
10.8
12.0
13.3
13.0
13.6
24.9%
24.6%
25.5%
26.4%
30.1%
29.6%
-1
1
3
5
7
9
11
13
15
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
0%
10%
20%
30%
40%
50%
60%

March 18, 2010 12
Russia: Residential Broadband Development
FTTB Households Passed (mln)
& Take-up Rate (%)
Fixed and Mobile Broadband
Revenue, RUR bn
Broadband Subscribers, ‘000
Broadband ARPU, RUR
Fixed Residential BB
Mobile Broadband through USB modems
7.9 7.9
7.5
7.2
5.9
7.9
9.9%
9.6%
10.5%
12.4%
8.8%
9.2%
0.0
1.0
2.0
3.0
4.0
5.0
6.0
7.0
8.0
9.0
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
4%
6%
8%
10%
12%
14%
16%
18%
20%
22%
2,111
1,833
1,659
1,498
1,182
764
673
770
848
896
937
1,073
91
412
650
763
896
1,038
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
723
860
1,031 1,036
231
477
535
626
790
1,105
1,275
28
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
273
310
298
252 251
404
392
421
396
376
425
275
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
751
1,091
1,507
1,571
1,731
2,066

March 18, 2010 13
Kazakhstan: Operating & Financial Highlights
Revenue* (KZT bn)
OIBDA (KZT bn) & OIBDA Margin
Mobile Subscribers, mln
Mobile ARPU & MOU
-2.2%
6.6
6.4
6.1
6.3 5.6
6.8
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
23.8
23.7
21.4
23.7
25.9
25.6
* Total revenue adjusted for eliminations between fixed and
mobile segments in Kazakhstan
+8.0%
0.7
0.9
0.7
0.9
1.0 1.1
25.2
25.6
23.3
21.1
23.3 23.5
0.00
20.00
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
Mobile Fixed
1,279
1,298
1,241
1,187
1,099
1,455
102
98
91
81
101
108
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
20.0
40.0
60.0
80.0
100.0
120.0
140.0
ARPU (Tenge)
MOU (min)
14.1
15.3
12.9
11.0
11.7
12.7
53.4%
49.6%
51.3%
54.3%
59.2%
55.1%
0.00
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
40.0%
45.0%
50.0%
55.0%
60.0%
65.0%
70.0%
75.0%
80.0%

March 18, 2010 14

189
202
265
227
204
284
330
220
219
190
-400
-385
-370
-355
-340
-325
-310
-295
-280
-265
-250
-235
-220
-205
-190
-175
-160
-145
-130
-115
-100
-85
-70
-55
-40
-25
-10
5
20
35
50
65
80
95
110
125
140
155
170
185
200
215
230
245
260
275
290
305
320
335
350
365
380
395
410
425
440
455
470
485
500
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
Mobile Fixed
Ukraine: Operating & Financial Highlights
Revenue* (UAH mln)
OIBDA (UAH mln) & OIBDA Margin
Mobile Subscribers, mln
Mobile ARPU & MOU
* Total revenue adjusted for eliminations between fixed and
mobile segments in Ukraine
-2.3%
2.4
1.9
2.1
1.9
2.0
2.2
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
456
424
365
390
442
385
31.9 47.4 42.1 34.6 39.7 42.0
201
204
218
213
230
262
0
2
4
6
8
10
12
14
16
18
20
22
24
26
28
30
32
34
36
38
40
42
44
46
48
50
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
20
70
120
170
220
270
ARPU (UAH) MOU (min)
-8
74
50
77
95
61
-1.8%
17.4%
13.6%
19.6%
21.4%
15.8%
-85
-70
-55
-40
-25
-10
5
20
35
50
65
80
95
110
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
-30.0%
20.0%
70.0%

March 18, 2010 15
Armenia: Operating & Financial Highlights
Revenue* (AMD bn)
OIBDA (AMD bn) & OIBDA Margin
Mobile Subscribers, ‘000
Mobile ARPU & MOU
* Total revenue adjusted for eliminations between fixed and
mobile segments in Armenia
784
545
544
481 486
502
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
20.8
19.5
17.1
18.3
19.2
18.2
10.1
9.7
8.8
9.2
9.8
8.7
48.0%
51.2%
50.4%
51.6%
49.8%
48.7%
0.00
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%
90.0%
5,117 5,035 4,574 4,182 4,200 4,433
140
150
175
238
269 268
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
80
130
180
230
280
Mobile ARPU (AMD)
Mobile MOU (min)
11.3
11.2
10.2
10.9
11.6
7.0 7.6 7.3 6.9 8.3 9.5
11.2
0.00
20.00
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
Mobile Fixed

March 18, 2010 16
Uzbekistan: Operating & Financial Highlights
Revenue ($ mln)
OIBDA ($ mln) & OIBDA Margin
Mobile Subscribers, mln
Mobile ARPU & MOU
-3.3%
3.6
3.7 3.7
3.1
3.6
3.5
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
4.6 6.5 6.5 5.2 4.7 4.5
387
409
226
239
289
299
0
6
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
80
130
180
230
280
330
380
ARPU($) MOU (min)
58.4
66.5
58.5
52.6
50.1 50.2
0.00
20.00
40.00
60.00
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
33.0
34.2
33.1
26.9
23.5 23.0
45.8%
46.9%
51.1%
56.6%
51.4%
56.5%
0.00
20.00
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
20.0%
30.0%
40.0%
50.0%
60.0%
70.0%
80.0%

March 18, 2010 17
125
217
129
552
81
1Q09 2Q09 3Q09 4Q09 Total
17
We serve more than 370 thousand active subs
In 2009 we put in operation 552 BTS covering
70% of the population
We have over 3,000 points of sales
Initial results
Brand awareness
Network
coverage
Network roll-out, BTS
Cambodia: Strong Growth
60%
62%
59%
Total country Phnom-Penh Provinces

March 18, 2010 18
Network
coverage
18
Brand awareness, %
We serve 1.1 million subscribers counted
on a one month active basis
In 2009 we put in operation 1,950 BTS
covering 32% of the population
We have over 20,000 points of sales
896
1,950
797
257
2Q09 3Q09 4Q09 Total
Initial results Network roll-out, BTS
Vietnam: Business Development on Schedule
83
64
76
86
Total Hanoi Da Nang Ho-Chi-Minh
Total awareness

March 18, 2010 19
Summary
• Integrated business model ensures sustainable development
• Revenues are growing in all of our core markets
• Residential broadband demonstrates very encouraging dynamics
• VimpelCom continues to deliver strong margins
• Combination with KyivStar will create a new platform for value creation

March 18, 2010 20 APPENDICES

Map of Operations
Population: 45.3 mln.
Acquired: Nov. 2005
Penetration: 112%
GDP* 6,400
Population: 7.0 mln.
Acquired: Jan. 2006
Penetration: 62%
GDP* 1,800
Population: 3.0 mln.
Acquired: Nov. 2006
Penetration: 88%
GDP* 5,900
Population: 28.4 mln.
Acquired: Jan. 2006
Penetration: 58%
GDP* 2,800
Population: 4.3 mln.
Acquired: Jul. 2006
Penetration: 90%
GDP* 4,500
Population: 15.7 mln.
Acquired: Sept. 2004
Penetration: 106%
GDP* 11,400
Population: 90.3 mln.
JVA signed: Jul. 2008
Penetration: 118%
GDP* 2,900
Population: 15.1 mln.
Acquired : Jul. 2008
Penetration: 36%
GDP* 1,900
*GDP(PPP), $ per capita
Population: 140.7 mln.
Penetration: 149%
GDP*: 15,200
March 18, 2010 21
Source: CIA World Factbook; © 2010 Informa Telecoms & Media

Source: National Banks of the CIS countries,
Company calculations
FOREX Development
30.24 29.47 30.09 31.33 31.29 32.21 34.01 33.93 29.39 RUR
1.69 1.68 1.68 1.68 1.66 1.66 1.67 1.67 1.67 GEL
384.40
7.99
149.77
Average
Rate
4Q09
370.46
7.66
150.47
Average
Rate
2Q09
367.77
7.70
151.40
Closing
Rate
325.11
7.70
138.85
Average
Rate
306.73
7.70
120.79
Opening
rate
1Q09
384.28
8.01
150.95
Closing
Rate
372.66
7.82
150.75
Average
Rate
3Q09
360.06
7.63
150.41
Closing
Rate
Currency
Closing
Rate
377.89 AMD
7.99 UAH
148.36 KZT
March 18, 2010 22

March 18, 2010 23
Composition of the CIS Business
4Q 2009
Revenues, $ mln
CAPEX, $ mln
OIBDA, $ mln
48.1
47.3
15.6
10.2
341.6
170.4
50.2
Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total
93.9
7.6
23.0
22.7
7.1
0.4
154.7
Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total
5.4
3.3
68.1
21.1
19.5
11.0
7.8
Kazakhstan Ukraine Uzbekistan Armenia Tajikistan Georgia CIS Total

March 18, 2010 24
CIS Mobile: Financial Highlights
Kazakhstan Ukraine Uzbekistan
Revenue, $ mln OIBDA, $ mln
Armenia Tajikistan Georgia
56
64
56
50
47
25
48
196
194
152
155
170
168
68
26
30
34
48
1 5 3 0 6
-9
22 22 26 32 33 32
103
94
76
82
98
89
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
5.4
5.9
15.6
10.2
8.9
7.1
6.0
16.4
14.9
14.3
14.4
14.8
18.3
20.3
19.7
21.3
27.2
31.6
7.5
9.7
9.2
10.5
12.5
13.9
-1.1
-1.2
-0.5
0.1 1.0 0.4 4.8 5.3 4.9 5.4 5.2 7.1
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09

March 18, 2010 25
CIS Mobile: Subscribers, mln
Kazakhstan
Ukraine Uzbekistan
Armenia Tajikistan Georgia
2.4
2.1
1.9
1.9
2.2
2.0
3.1
3.6
3.7
3.6
3.7
3.5
5.6
6.3
6.4
6.6
6.8
6.1
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
0.53
0.62
0.72
0.68
0.71
0.74
0.19
0.23
0.25
0.29
0.34
0.40
0.55
0.50
0.49
0.48
0.54
0.78
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09

March 18, 2010 26
CIS Mobile: ARPU & MOU Development
Kazakhstan
Ukraine Uzbekistan
Armenia Tajikistan Georgia
8.5
8.2
7.9 7.8
10.8
12.1
3.9
5.4
5.2
4.5
7.0
9.7
4.6
4.5 4.7
5.2
6.5
6.5
387 409
226
239
289
299
201
204
218
213
230
262
102
98
91
81
108
101
0.0
6.0
12.0
18.0
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
0
70
140
210
280
350
420
13.9 13.6 13.7
9.9
13.6
11.5
7.2
13.9
8.4
9.2
8.8
8.4
9.7
7.2
6.9 7.1
9.6
10.4
150
140
175
238
269
268
256
243
172
173
173
174
110
130
121
123
129
131
0.0
6.0
12.0
18.0
3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09 3Q 08 4Q 08 1Q 09 2Q 09 3Q 09 4Q 09
0
70
140

ARPU ($) MOU (min)

March 18, 2010 27
Reconciliation of Consolidated  OIBDA
and OIBDA Margin (Unaudited)
(US$ millions)
Dec 31,
2009
Sept 30,
2009
June 30,
2009
March 31,
2009
Dec 31,
2008
Sept 30,
2008
Adjusted OIBDA 1,088 1,148 1,088 949 1,124 1,388
  Depreciation (393) (366) (326) (309) (379) (400)
  Amortization (87) (71) (70) (73) (94) (98)
  Impairment loss 0 0 0 0 (443) 0
Operating Income 608 711 692 567 208 890
Adjusted OIBDA margin 47.1% 50.4% 50.7% 48.1% 44.0% 48.8%
Less: Depreciation as % of
net operating revenues
(17.0%) (16.1%) (15.2%) (15.7%) (14.9%) (14.1%)
Less: Amortization as % of
net operating revenues
(3.8%) (3.1%) (3.3%) (3.7%) (3.7%) (3.4%)
Less: Impairment loss as %
of net operating revenues
0.0% 0.0% 0.0% 0.0% (17.3%) 0.0%
Operating Income 26.3% 31.2% 32.2% 28.7% 8.1% 31.3%
Reconciliation of OIBDA to operating income
Reconciliation of OIBDA margin to operating income as percentage of net operating revenue
Three months ended